Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors of

Fastenal Company and Shareholders:

We consent to incorporation by reference in the Registration Statement (No. no. 333-52765 and no. 333-134211) on Form S-8 of Fastenal Company and Subsidiaries of our report dated June 25, 2007, relating to the statements of net assets available for benefits of Fastenal Company and Subsidiaries 401(k) Plan as of December 31, 2006 and 2005, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule as of December 31, 2006, which report appears in the annual report on Form 11-K of Fastenal Company and Subsidiaries 401(k) Plan for the year ended December 31, 2006.

/s/ KPMG LLP

Minneapolis, Minnesota
June 25, 2007